May 8, 2009

William Thompson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3561

Re:           Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Filed May 8, 2008 and August 6, 2008
File No. 1-14128

Dear Mr. Thompson,

Per our conversation with you on the SEC letter of comment (the “Comment Letter”), dated September 15, 2008, relating to the above-referenced filings, we hereby transmit for filing Emerging Vision, Inc.’s (the “Company”) responses to the Comment Letter.  Responses to this Comment Letter follow your original, numbered comments in bullet points.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

1.
We note that you include a discussion and analysis of revenues, costs and expenses and other income (expense) of each reportable segment.  Please revise to include a tabular presentation of revenues, costs and expenses, other income (expense) and income from continuing operations for each segment for each year presented.  In addition, please include a discussion and analysis of income from income from continuing operations for each reportable segment.  In doing so, describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of segment income from continuing operations and, in each case, indicate the extent to which income was so affected.  Also describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on segment revenues or income from continuing operations.  Refer to Item 303 of Regulation S-K and Interpretative Release No 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, available at http://www.sec.gov/rules/interp/33-8350.htm.

➢
The following tables have been provided to expand upon our segment disclosure and identify certain unusual or infrequent transactions that have materially affected our operations during such fiscal years:

Retail Optical Store Segment

	For the Year Ended December 31, (in thousands):
	2007	2006	$ Change	% Change
Net Revenues:
Retail sales	$8,906	$7,287	$1,619	22.2%
Royalties	6,626	7,042	(416)	(5.9%)
Franchise fees	241	197	44	22.3%
Net revenues	15,773	14,526	1,247	8.6%

Cost of Retail Sales	1,469	970	526	54.2%
Operating Expenses:
Salaries and related benefits	9,086	7,502	1,584	21.1%
Rent and related overhead	2,594	2,109	485	23.0%
Professional fees	1,130	1,032	98	9.5%
Advertising	860	544	316	58.1%
Trade shows	434	268	166	61.9%
Other general and administrative costs	1,699	1,815	(116)	(6.4%)
Total operating expenses	15,803	13,270	2,533	19.1%
Total costs and expenses	17,272	14,240	3,059	21.5%

Operating (Loss) Income	(1,499)	286	(1,812)	(633.6%)
Other Income (Expense):
Interest on franchise notes receivable	35	45	(10)	(22.2%)
Gain on sale of company-owned stores to franchisees	13	268	(255)	(95.1%)
Other income	97	116	(18)	(15.5%)
Gain on settlement of litigation	1,012	-	1,012	n/a
Interest expense	(59)	(39)	(20)	51.3%
Total other income	1,098	390	709	181.8%

(Loss) Income from Continuing Operations	$(401)	$676	$(1,103)	(163.2%)

Optical Purchasing Group Business Segment

	For the Year Ended December 31, (in thousands):
	2007	2006	$ Change	% Change
Net Revenues:
Optical purchasing group sales	$33,848	$7,186	$26,662	371.0%
Cost of optical purchasing group sales	32,105	6,742	25,363	376.2%
Gross margin	1,743	444	1,299	292.6%
Operating Expenses:
Salaries and related benefits	326	116	210	181.0%
Depreciation and amortization	203	63	140	222.2%
Rent and related overhead	190	42	148	352.4%
Credit card and bank fees	152	38	114	300.0%
Bad debt	22	40	(18)	(45.0%)
Other general and administrative costs	61	44	17	38.6%
Total operating expenses	954	343	611	178.1%

Operating Income	789	101	688	681.2%
Other Income (Expense):
Other income	17	2	15	750.0%
Interest expense	(230)	(9)	(221)	2,455.5%
Total other expense	(213)	(7)	(206)	2,942.9%

Income from Continuing Operations	$576	$94	$482	512.8%

Additionally, the Company has expanded the segment reporting tables in the Management Discussion and Analysis section of its most current Form 10-Q for the quarter ending September 30, 2008 and its Form 10-K for the year ended December 31, 2008 to include Other Income (Expense) line items and will continue to on all future 10-K’s and 10-Q’s.

Retail Optical Segment

2.
We note that sales per average store open during 2007 increased by approximately 13% as compared to the increase in same stores sales of 4.9% and an increase in the average number of owned stores open of 23%.  Please include a discussion and analysis of the reasons for the increase in sales per average store open in light of the changes in same store sales and average number of owned stores open during each year presented.

➢
During the 4th quarter of 2006, the Company took over the operation of three stores previously owned by franchisees.  These three stores remained Company-owned locations throughout 2007.  The sales for these three stores totaled approximately $160,000 for fiscal 2006 as compared to approximately $1,574,000 for fiscal 2007.  In addition, the Company took over the operations of another franchise location in June 2007, which generated approximately $189,000 of sales for the rest of 2007.  In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and the Form 10-K filing for the year ended December 31, 2008, the Company will expand its disclosure on Company-owned store sales and store count variations.

3.
Please tell us how you compute gross profit margins disclosed in the fifth paragraph and why you believe gross profit margin is computed in accordance with GAAP.  If gross profit margin is a non-GAAP financial measure, provide disclosures required by Item 10(e)(i) of Regulation S-K.  Notwithstanding the above, please disclose how gross margin is computed, and identify and quantify to the extent practicable the major contributing factors that led to the decrease in gross profit margin.

➢
The Company calculates its gross profit margin by taking the total Company store revenues generated by the sale of optical products at the individual Company-owned stores, subtracting out the costs associated with purchasing the optical products, and then dividing that subtotal by the total Company store revenues.

Some of the major contributing factors to the decrease in gross profit margin were as follows:

•
During the 3rd quarter of 2006, the Company hired a Director of Company Stores.  After taking a few months to get acclimated, the Director made personnel changes in a majority of the stores, including most of the store managers.  These individuals did not have an understanding of the Company’s selling techniques and were selling certain optical product below market, thus, reducing margins.

•
The Company remodeled one of its stores in March 2008.  This location became a “high end” store.  In our industry, higher end product usually leads to lower margins as the mark-up from cost is not as high.

Optical Purchasing Group Business Segment

4.
Please disclose the amount of revenues attributable to the acquisitions of COM and TOG for each year presented and discuss the causes for the change in COM revenues between the years presented.  Please also discuss the reasons for the change in the relationship between revenues and costs of sales and selling, general and administrative expenses of the optical purchasing group segment.

➢
Revenues attributable to TOG for the 5 months ended December 31, 2007 were $16,957,000.  Revenues attributable to COM for the 5 months ended December 31, 2006 were $7,186,000.  Revenues attributable to COM for the 5 and 12 months ended December 31, 2007 were $6,498,000 and $16,891,000, respectively.  The reason for the decrease in COM revenues during the 5 month period August 1, 2006 through December 31, 2006 compared to the 5 month period August 1, 2007 through December 31, 2007 was due to a decrease in total active members during the same periods as well as a decrease in overall spending by such members.  In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and the Form 10-K filing for the year ended December 31, 2008, the Company will expand its disclosure on such variations.

Liquidity and Capital Resources

5.
Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  In this regard, it would be appropriate to include a discussion and analysis of operating cash flows, including changes in operating assets and liabilities, for the two-year period covered by the financial statements.  In addition, please describe material commitments for capital expenditures and the anticipated sources of funds needed to fulfill such commitments.  Refer to the Item 303(a) of Regulation S-K.

➢
The Company has expanded its disclosure in the Liquidity and Capital Resources section of its most current Form 10-Q for the quarter ending September 30, 2008 to discuss some of the future cash commitments, including capital expansion for IT control improvements.  In the 10-K for the year ended December 31, 2008, and for all future 10-Q and 10-K filings, the Company will continue to disclose any material capital expenditures that are anticipated or committed to as of the date of those filings.

Consolidated Financial Statements

6.
We note your disclosure in the description of your franchise agreements under the franchise system heading in the description of your business that you reacquired the assets of three franchised stores during 2007.  Please tell us how you accounted for reacquired franchises and the basis in GAAP for your accounting treatment.  Specifically address the guidance in paragraphs 18 and 19 of SFAS 45.  If you accounted for the reacquired franchises as asset purchases, tell us the facts and circumstances you considered in evaluating whether the reacquired franchises constitute businesses subject to the accounting requirements of SFAS 141.  Refer to Rule 11-01(d) of Regulation S-X and EITF 98-3.  In addition, please disclose your accounting policies for reacquired and repossessed franchises.

➢
There was no value attributable to the reacquired assets on the three franchise locations terminated by the Company during 2007.  Therefore, there was no accounting necessary for such transactions.  Typically, when the Company terminates a Franchise Agreement and has to take possession of a franchise location; most of the “valuable” assets have been removed prior to the Company regaining possession.  Any assets left usually have minimal fair market value.  If there are “valuable” assets, the Company will record such fair market value as its own asset and offset the value of such asset against the franchisee receivable.

Consolidated Statements of Cash Flows

7.
In applying SFAS 95, enterprises that choose not to provide information about major classes of operating cash receipts and payments are required to report net cash flow from operating activities by adjusting net income to reconcile to net cash flow from operating activities.  Refer to paragraph 28 of SFAS 95.  Please tell us why you believe your reconciliation beginning with income from continuing operations complies with the referenced guidance or revise as appropriate.  In addition, paragraph 26 of SFAS 95 requires an entity to report net cash provided by or used for operating, investing, and financing activities.  As you have elected to separately display cash flows related to discontinued operations, please separately present net cash provided by or used for operating, investing and financing activities of discontinued operations.

➢
The following reconciliation of cash flows from operating, investing and financing activities for discontinued operations for the year ended December 31, 2006 has been provided as requested (no such information was applicable for the year ended December 31, 2007):

[Missing Graphic Reference]

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies
Basis of Presentation

8.
Please disclose the facts and circumstances leading to the disposal and the manner and timing of the disposal of your retail operations in the state of Arizona.  If applicable, also disclose the amount of revenue reported in discontinued operations and the gain or loss recognized in accordance with paragraph 37 of SFAS 144.  Refer to paragraph 47 of SFAS 144.

➢
The Company attempted to enter a new market (the state of Arizona) in 2004 by franchising two locations to one franchisee.  The franchisee did not succeed and did not have the capital to continue absorbing losses, so the franchisee turned the stores over to the Company.  The Company attempted to operate such stores as Company-owned locations from July 2005 until their closing in June 2006.  Prior to year-end 2005, the Company decided that it did not have the name recognition in the state of Arizona to be successful and that it would require too many of its resources to continue.  Additionally, management felt that it was in the Company’s best interest to begin the process of shutting down operations of such stores if it could not find new franchisees to take over.  As such, the Company considered its operations in the state of Arizona to be discontinued and accounted for them as such.

Revenues generated by these two locations were $206,000 for the year ended December 31, 2006.  No revenue was recognized during 2007.  Additionally, there were no gains or losses recognized in either of the years reported.

Goodwill and Intangible Assets

9.	Please disclose the changes in the carrying amount of goodwill for each year presented. Refer to paragraph 45.c of SFAS 142.

➢
As of December 31, 2006, Goodwill was $2,544,000, which was made up of $1,266,000 of goodwill from the Company’s acquisition of the Singer Specs optical chain in 1997 and $1,278,000 of goodwill from the Company’s acquisition of Combine Optical Management Corporation in 2006.

As of December 31, 2007, Goodwill was $4,237,000, which was made up of the $2,544,000 stated above and $1,693,000 of goodwill from the Company’s acquisition of The Optical Group in 2007.  The carrying amount of goodwill changed from the value stated upon acquisition on August 1, 2007 due to foreign currency exchange rate adjustments throughout the five month period.

After review of The Optical Group acquisition and related transaction, the Company no longer translates Goodwill from foreign currency.  As such, the Company has reflected The Optical Group’s Goodwill at its stated carrying value ($1,582,000) determined by the Company’s independent valuation consultants, ValueScope, Inc.  All other Goodwill amounts stayed consistent with previous year’s carrying values.  The carrying value of Goodwill as of December 31, 2008 is $4,127,000.  This change has also been applied to the Goodwill amount on the 2007 Balance Sheet with the associated currency adjustment reflected in Comprehensive Loss.

Revenue Recognition

10.
Please tell us the factors you considered in assessing whether optical purchasing group revenues and costs of goods sold should be reported on a gross basis.  Please address each of the indicators in EIFT 99-19.

➢
The Company recognizes revenues in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.”  Accordingly, revenues are recorded when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s prices to buyers are fixed or determinable, and collectibility is reasonably assured.

Revenue Recognition at the Optical Purchasing Groups (“OPG”) occur when the OPG send out their monthly member statements detailing purchases their members made during the previous month.  The OPG billing system creates a member statement with the appropriate backup (a detail of the vendor invoices/statements for such purchases).  These vendor statements include the prior month’s purchases made by each of the members.  Thus, there’s evidence that an arrangement exists, delivery has occurred or services were rendered, negotiated pricing is fixed and passed along, as discussed above, to its members, and collectibility is the reason the OPG exists.

SAB 104 also states that if a company acts as an agent or broker without assuming the risks or rewards of ownership of the goods, sales should be reported on a net basis, thus not allowing a company to report the revenues or their respective cost of sales.  The Company believes that the OPG do not fall under agent or broker status, because they do assume or bear the risk of each member’s purchases.  If a member cannot pay for the product or services they purchased, the OPG bear all the payment risk.  The vendors only look to the OPG for payment; they never involve themselves with collecting from a member.  Additionally, the OPG will enforce their rights and try to obtain back the product from the member, if necessary.

In reviewing the indicators in EITF 99-19, the Company asserts the following:
•	Indicator 7 “The company is the primary obligor in the arrangement” – The optical purchasing groups are obligated to and make all the payments to suppliers/vendors as discussed above.
•
Indicator 8 “The company has general inventory risk (before customer order is placed or upon customer return)” – The optical purchasing groups do not have inventory risk.  Orders are placed by its members directly with suppliers/vendors, which inventory is drop-shipped to the member’s location.

•
Indicator 9 “The company has latitude in establishing price” – The optical purchasing groups negotiate all the product price points with each supplier/vendor and then establishes discount pricing that it will pass along to each member.  The optical purchasing groups can change their pricing structure at any point and are in total control of the process with its members.

•
Indicator 10 “The company changes the product or performs part of the service” – The optical purchasing groups does not make physical changes to the product nor does it perform any fulfillment services.

•	Indicator 11 “The company has discretion in supplier selection” – The optical purchasing groups choose all of their suppliers/vendors.
•
Indicator 12 “The company is involved in the determination of product or service specifications” – As stated in Indicator 11, the optical purchasing groups choose their suppliers/vendors as well as the types of product and services those suppliers/vendors will offer.

•	Indicator 13 “The company has physical loss inventory risk (after customer order or during shipping)” – See Indicator #8.
•	Indicator 14 “The company has credit risk” – See Indicator #7.
•
Indicator 15 “The supplier (not the company) is the primary obligor in the arrangement” – The suppliers/vendors are the primary obligors in the arrangement, however, if a product or service requires a credit, the optical purchasing groups’ members will look to the groups to ensure credits are received.  The optical purchasing groups are responsible for resolving such issues with the suppliers/vendors.

•
Indicator 16 “The amount the company earns is fixed” – The amount the optical purchasing groups earn is not fixed.  Prices are determined based on the type of product/service ordered by the member and what discount is associated with such product/service.  The amount earned varies based on brand name, quantity, discount percentage, supplier/vendor, etc.  Additionally, as discussed in Indicator 9, prices can be changed each month as the groups see fit.

•	Indicator 17 “The supplier (and not the company) has credit risk” – See Indicator 14.

As presented above, the Company believes that the OPG should recognize the revenues and the cost of sales associated with those revenues on a gross basis.

11.
Please tell us your basis in GAAP for recognizing initial franchise fees as revenues when franchise agreements are signed in light of your disclosure under the franchise system heading in the description of your business regarding grand opening assistance provided for each new franchise location.  Refer to paragraph 5 of SFAS 45.

➢
The Company charges a non-refundable franchise fee for each franchise agreement transaction.  Although the Company will attempt to assist a new franchisee with the development of their new store, there are no services required to earn such the franchisee fee.  Thus, the Company recognizes initial franchise fees when the related Franchise Agreement is signed.  Additionally, such ongoing support/services provided to the franchisee by the Company are financed by the franchisee’s royalty payments.

12.
We note your disclosure that a portion of VCC membership fee revenues are deferred when billed and recognized ratably over the one-year term of the membership agreement.  Please tell us whether VCC membership arrangements involve multiple deliverables that represent separate units of accounting and, if so, how you measure and allocated membership fees to the separate units of accounting.  Also tell us your basis in GAAP for upfront recognition of the portion of membership fees that are not deferred when billed.  In your response please address the guidance in EITF 00-21 and SAB Topic A.3.f.

➢
VCC membership fee revenue does not involve multiple deliverables that represent separate units of accounting.  Currently, frame and lens membership allows its members a free follow up exam within 12 months.  Contact lens membership allows for a free follow up within 3 months.  VCC researched member’s patterns and determined that only 2% of the frame and lens members came back for their follow up eye exam within 12 months and that only 18% of the contact lens members came back for their follow up eye exam within 3 months.

Deferred membership revenues are calculated on the experiences above.  Thus 98% of the annual frame and lens membership fees are recognized when paid with the remaining 2% recognized ratably over the one-year membership term, and 82% of the annual contact membership fees are recognized when paid with the remaining 18% recognized ratably over the three month term.

Note 2 - Acquisitions

13.
Please tell us the facts and circumstances that support your conclusion that effective control of COM and TOG was transferred to you as of the effective dates as opposed to the closing dates of the transactions.  Please address the terms of the acquisition agreements regarding the transfer of effective control and the restrictions, if any, on operating the businesses between the effective dates and the closing dates.

➢
The Company took over operations of COM and TOG effective August 1, 2006 and 2007, respectively.  The Company had rights to all receivables and revenues generated on and after those effective dates and was liable for the respective payables and cost of revenues for the same periods.  The Company made such information available in the respective 8-K filings for each transaction.

14.
Please tell us how you are accounting for the put options to repurchase a portion of the stock options issued to the president of Combine.  Please address how the put options were initially measured and classified as of the purchase date, how the put options are subsequently measured at each reporting date and how you account for changes in fair value of put options.  Please address the guidance in SFAS 150 and cite other authoritative literature which supports your accounting treatment.

➢
The Company has reviewed the guidance in SFAS 150 and understands the accounting treatment for put option, however, has not accounted for the put option granted to the President of Combine due to the following factors:

•
The Company believes that the transaction would have resulted in a Long-term liability of approximately $700,000 with an associated entry to purchase price (or Goodwill).  If at any time between the purchase date (August 1, 2006) and the date the put option could be exercised (September 2010), the Company were to be acquired or the stock price were to make it more favorable to exercise the stock options, then the Company would have a $700,000 income pickup due to the reversal of the long-term liability.  The put option does not have transfer features, thus, if the Company were to be acquired prior to the exercise of the put option, the President of Combine would lose such rights and be bound by the terms of his stock option agreement.

•
The Company’s purchase price was negotiated with dated payments (including the put option) to ascertain the fair value of Combine Buying Group.  If the Company recorded the put transaction and added $700,000 to Goodwill, the Company would have potential impairment issues.  This, coupled with the potential $700,000 income pickup described above, would cause the Company’s earnings to spike up and/or down without being indicative of the Company’s day-to-day operations, which is misleading to its investors.

15.
It appears that you have not recognized deferred tax liabilities or assets for differences between the assigned values and tax bases of the assets and liabilities recognized the acquisitions of COM and TOG.  Please tell us how you accounted for the tax effects of temporary differences in light of the guidance in paragraph 30 of SFAS 109.

➢
The Company has reviewed paragraph 30 of SFAS 109.  The Company did not recognize deferred assets or liabilities for the differences in Goodwill and Intangible book to tax depreciation methods on the effective date of such transactions.  The Company evaluated deferred tax assets and liabilities for the entire Company (including those that arose due to the acquisitions) for each of the fiscal years ended December 31, 2006 and 2007 to determine the tax effects of temporary differences and their effect on the Company’s taxable income and valuation allowance.

16.
It appears that you relied on independent valuation experts in determining the fair value of assets acquired and liabilities assumed in your acquisitions of COM and TOG.  Please tell us the nature and extent of the involvement of the independent valuation experts in determining the fair values of assets acquired and liabilities assumed and whether the referenced third parties are experts within the meaning of the Securities Act.  Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent valuation experts and file consents required by Item 601(b)(23) of Regulation S-K.  Refer to the comment below regarding consent of your independent registered public accounting firm.  Also refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

➢
Upon further review of Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933, and Item 601(b)(23), we agree with the staff’s comments.  In future 10-K filings, including our most recent Form 10-K filing for the year ended December 31, 2008, the Company will expand its disclosure on the use of valuation experts to include their company name and describe the work they performed when evaluating the purchases.  Additionally, the Company will attach their written consent to having their information included in the 10-K and other registration statements.

17.	Please disclosure pro forma net income and earnings per share in the table of unaudited pro forma results giving effect to the acquisitions of COM and TOG. Refer to paragraph 55 of SFAS 141.

➢	The Company has reviewed paragraphs 55 of SFAS 141 and is providing you with the following expanded table:

	(In thousands)
	2007	2006
Business Segment Net Revenues:
Retail Optical Stores	$15,773	$14,526
Optical Purchasing Group Business	57,390	49,396
Net revenues	$73,163	$63,922

Business Segment before Benefit from Income Taxes:
Retail Optical Stores	$(401)	$1,926
Optical Purchasing Group Business	1,116	1,209
Income before benefit from income taxes	$715	$3,135

Business Segment Loss from Discontinued Operations:
Retail Optical Stores	$-	$(159)
Optical Purchasing Group Business	-	-
Loss from discontinued operations	$-	$(159)

Net (Loss) Income:
Retail Optical Stores	$(150)	$1,767
Optical Purchasing Group Business	1,116	1,209
Net income	$966	$2,976

Net (Loss) Income Per Share - Basic:
Retail Optical Stores	$(0.00)	$0.02
Optical Purchasing Group Business	$0.01	$0.02
Net income	$0.01	$0.04

Net (Loss) Income Per Share - Diluted:
Retail Optical Stores	$(0.00)	$0.02
Optical Purchasing Group Business	$0.01	$0.01
Net income	$0.01	$0.03

In future 10-K filings, including the most recent 10-K for the fiscal year ended December 31, 2008, the Company will ensure that it will expand its pro forma results of operations to include pro forma net income and earnings per share as a result of these and any future acquisitions.

Note 7 – Intangible Assets

18.
Reference is made to your disclosure regarding the For Eyes action disclosed in the last risk factor in Item 1A.  Please tell us your basis in GAAP for capitalizing the costs of such litigation as an intangible asset.

➢
The Company, with the assistance of ValueScope, Inc., independent valuation experts, researched the rules behind capitalizing costs associated with defending a trademark.   The Company has a current action pending against For Eyes that is in preliminary settlement discussions.  These settlement discussions are centered around allowing the Company to expand the use of the Site for Sore Eyes (“SFSE”) brand beyond the Northern California market (where SFSE is currently restricted to).  Management believes the expansion of this trademark, particularly within the surrounding states (Oregon and Washington, as well as Southern California), will increase the value of the SFSE trademark.

The Company reviewed FASB 141/142, which discusses applying costs of internally developing unidentifiable and identifiable intangible assets with indeterminate lives as assets.  When making the determination to capitalize legal expenses related to this action, the Company reviewed the following factors:

•	The legal costs are “specifically identifiable” in that the Company knows exactly what was spent in regards to developing the trademark and to expand its territory.
•	The legal costs have a “determinate life” in that they are nonrecurring.
•	The legal costs are for a specific asset (the trademark) and thus are “not related to the entity as a whole.”

As such, the Company believes it can capitalize the legal fees associated with the development of the Site for Sore Eyes trademark.

Note 12 – Income Taxes

19.
Please tell us whether or not you have recognized a deferred tax liability or asset resulting from the difference between the amount for financial reporting and the tax basis of your investment in TOG and the basis for your accounting treatment.  In your response, please discuss your accounting policies considering the guidance in paragraphs 31 – 34 of SFAS 109 and paragraph 23 of SFAS 52.  In addition, please disclose your accounting policies with respect to the recognition of a deferred tax liability or asset for the temporary difference between the tax basis and amount for financial reporting of your investment in TOG and the information required by paragraph 44 of SFAS 109.

➢
The Company reviewed the guidance in paragraphs 31 – 34 of SFAS 109, paragraph 23 of SFAS 52 and paragraph 44 of SFAS 109 and determined that there were no deferred tax assets or liabilities arising from the investment in TOG.

20.	Please tell us the nature of the line item labeled “net operating loss carry forward adjustments” in the effective tax rate reconciliation table.

➢
The Company utilized its internal control consultants to assist with the Company’s income tax footnote disclosure.  The line item “net operating loss carry forward adjustments” included certain adjustments from book income to taxable income.  Those included AMT adjustments, state income taxes, and all foreign subsidiary taxes.

21.
Please tell us the circumstances that caused the changes in judgment about the realizability of deferred tax assets for each year presented.  Also tell us the deductible temporary differences and carryforwards included in the valuation allowance at the end of each year and the factors you considered in determining the amount of related valuation allowances.

➢
The Company initially (in March 2006) realized a deferred tax asset on the amounts related to the projected future taxable income of the Company for the 2006 and 2007 fiscal years.  The Company had a successful 2006 and continued with the trend of recognizing the projected future taxable income for the 2007 and 2008 fiscal years.  However, during the 3rd and 4th quarters of 2007, the Company, with the guidance of its independent auditors, determined that the retail segment was not performing up to projections.  Thus, the Company recalculated its deferred tax assets solely on the projected future taxable income of the optical purchasing group segment through June 30, 2010.

Note 14 – Commitments and Contingencies

22.
Please explain your rationale for recording accruals for probable losses with respect to the Irondequoit Mall, LLC, Arnot Realty Corporation and Sangertown Square, LLC actions when you do not believe that losses are reasonably possible.  Specifically address the guidance in paragraphs 8 – 10 of SFAS 5 in your response.

➢
When management believes it is a probable that a loss from litigation may occur, the Company records an accrual for those probable losses.  Despite that, the Company felt and still feels confident in each case that the losses would not exceed the amounts accrued.  The Company added this additional language to comply with the last SEC Comment Letter dated August 10, 2005.

In addressing paragraphs 8 – 10 of SFAS 5, the Company answers as follows:
•
Paragraph 8 – Both conditions are met in each of the 3 ligations.  In each case, the Company had an action brought against it prior to the issuance of the Form 10-K for the year ended December 31, 2007 and had liability in each case.  Additionally, the amount that the Company felt it could lose was reasonably estimated and audited by its certified public accountants.

•
Paragraph 9 – The Company does not include the amount accrued for potential losses as management believes it would hurt the Company’s chances of settling such cases on more favorable terms than what potentially could be owed to the plaintiff.

•
Paragraph 10 – As discussed above, in each of the three cases, the Company is confident that the losses would not exceed the amounts accrued.  Additionally, two of the three cases were settled subsequent to the filing of the Form 10-K for the year ended December 31, 2007, both at amounts less than what had been accrued.

23.
Please tell us whether there is a reasonable possibility of loss based on your assessment of the counterclaims asserted by For Eyes Optical Company, and the facts you considered in making your assessment.  If there is a reasonable possibility that a loss has been incurred, please give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Refer to paragraph 10 of SFAS 5.

➢
The Company has not recorded an accrual for a loss in the For Eyes action, as we do not believe it is probable that we will be held liable in the counterclaims of For Eyes.  Additionally, there is no way to estimate a range of the potential loss in this action as the Company could lose the rights to use the trade name Site for Sore Eyes, which impact cannot be reasonably estimated.  As such, the Company has listed the For Eyes litigation as a risk factor in Item 1a of the Company’s Form 10-K for the year ended December 31, 2007 and will continue to list as a risk factor on future 10-K filings, including the most recent Form 10-K filing for the fiscal year ended December 31, 2008, until the case is settled.

The Company has added language in its Form 10-Q for the quarter ended September 30, 2008 to address the staff comment and will keep such language in all future 10-K and 10-Q filings.

24.	Please tell us when you recognized the settlement loss related to the Laurelrising as Owner action and the facts and circumstances that support your accounting treatment.

➢
The Company recognized a loss related to the Laurelrising litigation in December 2007.  The Company leased the space related to such action from the landlord of the Laurel Mall.  The Company’s location in the Laurel Mall was operated by one of the Company’s franchisee under the terms of a sublease.  Due to the franchisee’s inability to pay to the Company the amount of such settlement loss (under the terms of the franchisee’s sublease), the Company deemed it necessary to write-off to bad debt expense the total franchisee receivable for the settlement loss.

Note 18 – Stock Options and Warrants

25.
Please disclose the basis for the assumptions used to estimate the fair value of stock options and warrants awarded during each year presented.  Refer to paragraph A240.e of SFAS 123(R).  In addition, tell us why you believe your methodology for estimating expected terms of options and warrants and volatility is consistent with the guidance in paragraphs A26 through A34 of SFAS 123(R) and SAB Topic 14:D.  Please be specific in your response.

The Company reviewed paragraphs A26 through A34 and A240.e of SFAS 123(R) and SAB Topic 14:D, which discusses the methodology to be used when determining the assumptions used to estimate the fair value of stock options and awards.  When making the determination of assumptions to utilize, the Company reviewed the following factors:

•
Expected Life/Term – The Company utilized a one-year term to calculate the fair value of the options and warrants granted as it believed that based on its knowledge at the date of grant, that certain events would take place in the Company that would result in a short-term exercise life.

•
Volatility – The Company utilized a Volatility model that calculates the Company’s stock price fluctuations for the trailing 12 months from the grant date by combining three different calculations (weekly, bi-weekly and monthly).  The average percentage of the three is used as the volatility percentage to determine the fair value of the option or warrant.

•	Dividends – Not applicable.
•
Interest Rate – The Company utilized the Treasury bill rates applicable on the date of the grant in connection with the term of the option or warrant.  If the term of the option or warrant was one year, the Company would use the one-year T-bill rate.

•	Post-Vesting Restrictions – Not Applicable

26.
For each year presented, please disclose the weighted average grant date fair value of stock options and warrants granted during the year and the total intrinsic value of stock options and warrants exercised during the year.  Please also disclose the intrinsic value of stock options and warrants expected to vest and exercisable as of the end of the most recent year.  Refer to paragraphs A240.c and A240.d of SFAS 123(R).

➢
The Company reviewed paragraphs A240.c and A240.d of SFAS 123(R) and believes that the table disclosures in Footnote 18 of Form 10-K for the year ended December 31, 2007, include the necessary disclosures regarding weighted average grant fair values and intrinsic values of stock options and warrants granted during the two years ended December 31, 2007.

Stock Purchase Warrants

27.
Please tell us how you are accounting for the warrants issued to Dubois and RD and stock options issued to independent contractors disclosed under the Sterling Stock Option Plan heading.  Please specifically discuss your determination of measurement dates and the facts that support the measurement dates of the awards.  Also address your accounting for the changes in fair values of the awards between the issuance date of the awards and their measurement dates.  Refer to the guidance in EITF 96-18.

➢
For all grants of stock options or warrants, the Company utilizes the Black-Scholes method to calculate compensation expenses.  Stock options issued to independent contractors are not issued in exchange for a service.  The independent contractors were rewarded for their previous efforts working at the Company.  Thus, the Company accounted for the stock options granted to such independent contractor the same way it treats stock options granted to employees.

For Dubois and RD, the Company accounted for such warrants utilizing the Black-Scholes method to calculate compensation expense.  The Company used the closing stock price on the date of the execution of consulting and warrant agreements with Dubois and RD, with the same exercise price for such warrants issued.

Item 15. Exhibits and Financial Statements Schedules

28.
It appears that the Form 10-K filing serves as a Section 10(a)(3) update to an effective registration statement filed on Form S-8 in respect of your 1995 Stock Incentive Plan.  As such, it appears that you should file the written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K.  Please advise.

➢
Upon further review of Section 10(a)(3) of the Securities Act of 1933, and Item 601(b)(23), we agree with the staff’s comments.  In future 10-K filings, including our most recent Form 10-K filing for the year ended December 31, 2008; the Company will attach their written consent to having their information included in the 10-K and other registration statements.

Exhibits 31.1 and 31.2

29.	Please amend the filing to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

➢
In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and the Form 10-K filing for the year ended December 31, 2008, the Company will continue to include the introductory language in paragraphs 4 and 4(b) for Exhibits 31.1 and 31.2.

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

30.
Please address the comments above to the extent applicable.  In doing so, please note that the comment above regarding certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) only applies to Form 10-Q for fiscal quarter ended March 31, 2008.

➢
In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and Form 10-K filing for the year ended December 31, 2008, the Company will continue to provide certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment results for the three and six months ended June 30, 2008 as compared to the three and six months ended June 30, 2008
Consolidated Segment Results

31.
Your tabular presentations of net revenues, operating expenses and operating income for each segment should be revised to include other income (expense) and income before income tax benefit since income before income tax benefit represents the segment profit measured in Note 5 to the financial statements.  Otherwise, you are required to provide the disclosures required by Item 10(e) of Regulation S-K when presenting non-GAAP financial measures in the filing.  Refer to Question 18 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (the “Non-GAAP FAQ”).  Accordingly, please revise to include other income (expense) and income before income tax benefit in the tabular presentations or provide the disclosures regarding the use of non-GAAP financial measures required by Item 10(e) of Regulation S-K.  Also, it appears that operating expenses in the tabular presentations represent an analysis of expenses classified in the selling, general and administrative expense line item in the financial statements.  Please revise the operating expenses headings and the total operating expenses line items in the tabular presentations to conform to the terminology used in the financial statements.

➢
Upon further review of Item 10(e) of Regulation S-K and the related “Non-GAAP FAQ,” we agree with the staff’s comments.  In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and Form 10-K filing for the year ended December 31, 2008, the Company will expand its segment reporting tables to include other income (expense) and income before income tax benefit.

Company Store Segment

32.
The gross profit margin percentages excluding exam fee revenue from retail sales represent non-GAAP financial measures.  Please revise to present gross profit margin percentages calculated in accordance with GAAP and provide a discussion and analysis of the impact of exam fee revenues on gross profit.  Otherwise, provide the disclosures regarding the use of non-GAAP financial measures required by Item 10(e)(i) of Regulation S-K.

➢
In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and Form 10-K filing for the year ended December 31, 2008, the Company will expand its disclosure on Company-owned store sales and break out the portion that is attributable to exam fee revenues.  Management still believes the calculation of its Gross Margins should not include exam fee revenues as there is not a cost of product component to eye care services.

Use of Non-GAAP Performance Indicators

33.
It appears that EBITDA is presented as a non-GAAP liquidity measure.  As such, please also provide a reconciliation of EBITDA to net cash flows from operating activities.  In addition, also present net cash flows from investing and financing activities when presenting EBITDA as a non-GAAP liquidity measure.  Refer to Question 12 of the Non-GAAP FAQ.  Further, please disclose the reasons why management believes that presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations and the additional purposes, if any, for which management uses the measure.  Refer to Item 10(e)(1)(i) of Regulation S-K.

➢
Over the last several years, the Company has incurred non-cash charges (some of which have significantly affected net income).  Management believes that the presentation of EBITDA provides the reader a clearer understanding of the Company’s performance.  Additionally, the Company’s current financial covenants in regards to our Line of Credit Agreement with M&T Bank provides for our calculations to be presented on an EBITDA basis, not net income.

In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and Form 10-K filing for the year ended December 31, 2008, the Company will expand its disclosure on the use of EBITDA as a “non-GAAP” financial measurement and the benefits it will provide to the reader.

The Company does not believe that the presentation of a reconciliation of EBITDA to net cash flows from operating, investing or financing activities would add any additional benefits to the reader and as such did not include a table in our most recent Form 10-Q filing for the quarter ended September 30, 2008.  That said, the Company has provided a reconciliation of EBITDA to net cash flows in its current Form 10-K for the year ended December 31, 2008 and will continue to in all future 10-K filings.

Item 4T. Controls and Procedures

34.
We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met…”  Please revise to state clearly, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Please also revise to disclose that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, within the time periods specified by the SEC rules and forms, is recorded, processed, summarized and reported, and is communicated to management, as appropriate, to allow for timely decisions based on the required disclosures.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

➢
In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and Form 10-K filing for the year ended December 31, 2008, the Company will provide the necessary updated language to be in compliance with such certifications on internal controls and procedures.

Please contact me at (516) 390-2134 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher G. Payan
Christopher G. Payan
Chief Executive Officer

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer

cc:           Michael Bernstein
Mitch Rubin
Rick Koppel
Steve Kuperschmid, Esq.